
12026578
F&M TRUST
Investment & Trust Services

Franklin Financial Services Corporation

2011 ANNUAL REPORT



SOUND, STABLE, AND SUPPORTING OUR COMMUNITIES AND LOCAL ECONOMY




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greatstrides
F&M TRUST
PROJECT FINANCING BY...
F&M TRUST


FOOD BANK

SERVING FRANKLIN, CUMBERLAND, FULTON AND HUNTINGDON COUNTIES


LOCAL DECISIONS
100% LOCAL
LOCAL MANAGEMENT
F&M TRUST
9-11 Memorial Fund

CONTENTS

Franklin Financial
Services Corporation

Franklin Financial Services Corporation (the Corporation) is a holding company with headquarters in Chambersburg, PA. The Corporation's direct subsidiary is The Farmers and Merchants Trust Company of Chambersburg (the bank, F&M Trust).

F&M
TRUST

F&M Trust is a full-service bank offering investment, trust, commercial and retail services with twenty-five community offices in Franklin, Cumberland, Fulton and Huntingdon Counties.



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FRONT COVER IMAGES:

1. F&M Trust Office, Camp Hill
2. Greencastle-Antrim Education Foundation
3. Pennsylvania Highlands Community College, Huntingdon Center
4. White Rock, Inc./Penn National, Fayetteville
5. Chuck Porter (right) with trust clients, Chambersburg
6. Franklin County 4H Goat Sale
7. F&M Trust team at Cystic Fibrosis Great Strides Walk
8. Hippensteel's Auto, Inc., Newville
9. Monterey Pass Battlefield, Blue Ridge Summit
10. Central Pennsylvania Food Bank, Harrisburg
11. Shippensburg Emergency Services
12. Franklin County 9/11 Memorial at Letterkenny Chapel, Chambersburg
13. Highline Coffeehouse & Café, Greencastle

CONSOLIDATED FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share)	2011	2010	% increase (decrease)
Performance Measurement			
Net income	$6,569	$ 7,612	(14)
Return on average assets	0.66%	0.78%	
Return on average equity	7.68%	9.34%	
Return on average tangible assets[1]	0.70%	0.82%	
Return on average tangible equity[1]	9.30%	11.27%	
Efficiency ratio[2]	63.46%	63.43%	
Net interest margin	3.73%	3.53%	
Current dividend yield	8.74%	5.92%	
Dividend payout ratio	65.05%	55.10%	
Balance Sheet Highlights			
Total assets	$990,248	$951,889	4
Investment Securities (includes restricted stock)	130,323	123,775	5
Loans, net	756,687	739,841	2
Deposits and customer repurchase agreements	841,089	785,495	7
Shareholders' equity	87,182	82,639	5
Shareholders' Value (per common share)			
Diluted earnings per share	$1.66	$ 1.96	(15)
Basic earnings per share	1.66	1.96	(15)
Regular cash dividends paid	1.08	1.08	-
Book value	21.67	21.09	3
Tangible book value[3]	19.04	18.28	4
Market value	12.35	18.25	(32)
Market value/book value ratio	56.99%	86.53%	
Price/earnings multiple	7.44	9.31	
Safety and Soundness			
Leverage ratio (Tier 1)	8.40%	8.16%	
Risk-based capital ratio (Tier 1)	12.14%	11.73%	
Common equity ratio	8.80%	8.68%	
Tangible common equity ratio[4]	7.82%	7.61%	
Nonperforming assets/gross loans	2.94%	3.68%	
Nonperforming assets/total assets	2.60%	2.96%	
Allowance for loan losses as a percentage of loans	1.27%	1.18%	
Net charge-offs/average loans	0.86%	0.45%	
Average equity to average asset ratio	8.63%	8.36%	
Trust Assets			
Trust assets under management (market value)	$481,536	$490,420	(2)

1 Excludes goodwill, intangibles and intangible amortization expense, net of tax.
2 Noninterest expense / tax equivalent net interest income plus noninterest income less net securities gains.
3 Total shareholders' equity less goodwill and intangibles / shares outstanding.
4 Total shareholders' equity less goodwill and intangibles / total assets less goodwill and intangibles.

SUMMARY OF SELECTED FINANCIAL DATA

(dollars in thousands, except per share)	2011	2010	2009	2008	2007
	For the year ended, December 31				
Summary of Operations					
Interest income	**$ 41,791**	$ 43,284	$ 43,757	$ 46,156	$ 49,487
Interest expense	**9,154**	12,443	14,674	16,037	23,796
Net interest income	**32,673**	30,841	29,083	30,119	25,691
Provision for loan losses	**7,524**	3,235	3,438	1,193	990
Net interest income after provision for loan losses	**25,113**	27,606	25,645	28,926	24,701
Noninterest income	**10,200**	9,366	8,880	6,538	10,107
Noninterest expense	**28,333**	26,423	25,929	23,189	22,793
Income before income taxes	**6,980**	10,549	8,596	12,275	12,015
Income tax	**411**	2,937	2,011	3,680	2,759
Net income	**$ 6,569**	$ 7,612	$ 6,585	$ 8,595	$ 9,256
Performance Measurements					
Return on average assets	**0.66%**	0.78%	0.69%	1.01%	1.14%
Return on average equity	**7.68%**	9.34%	8.69%	10.99%	12.62%
Return on average tangible assets[1]	**0.70%**	0.82%	0.74%	1.05%	1.18%
Return on average tangible equity[1]	**9.30%**	11.27%	10.79%	13.19%	15.41%
Efficiency ratio[2]	**63.46%**	63.43%	65.35%	61.25%	61.28%
Net interest margin	**3.73%**	3.53%	3.44%	4.03%	3.67%
Current dividend yield	**8.74%**	5.92%	6.61%	5.92%	4.17%
Dividend payout ratio	**65.05%**	55.10%	62.95%	47.66%	42.77%
Shareholders' Value (per common share)					
Diluted earnings per share	**$ 1.66**	$ 1.96	$ 1.71	$ 2.24	$ 2.40
Basic earnings per share	**1.66**	1.96	1.71	2.24	2.41
Regular cash dividends paid	**1.08**	1.08	1.08	1.07	1.03
Book value	**21.67**	21.09	20.39	19.10	20.18
Tangible book value[3]	**19.04**	18.28	17.38	15.94	17.27
Market value	**12.35**	18.25	16.33	18.25	24.95
Market value/book value ratio	**56.99%**	86.53%	80.09%	95.55%	123.64%
Price/earnings multiple	**7.44**	9.31	9.55	8.15	10.40
Balance Sheet Highlights					
Total assets	**$990,248**	$951,889	$979,373	$902,460	$820,371
Investment securities (includes restricted stock)	**130,323**	123,775	149,770	154,041	168,906
Loans, net	**756,687**	739,841	730,626	668,860	564,256
Deposits and customer repurchase agreements	**841,089**	785,495	794,220	691,653	674,434
Shareholders' equity	**87,182**	82,639	78,766	73,059	77,642
Safety and Soundness					
Leverage ratio (Tier 1)	**8.40%**	8.16%	7.50%	7.84%	8.18%
Risk-based capital ratio (Tier 1)	**12.14%**	11.73%	10.89%	11.02%	12.28%
Common equity ratio	**8.80%**	8.68%	8.04%	8.10%	9.46%
Tangible common equity ratio[4]	**7.82%**	7.61%	6.94%	6.85%	8.21%
Nonperforming loans/gross loans	**2.94%**	3.68%	2.47%	0.59%	1.01%
Nonperforming assets/total assets	**2.60%**	2.96%	1.93%	0.44%	0.73%
Allowance for loan losses as a % of loans	**1.27%**	1.18%	1.21%	1.09%	1.29%
Net charge-offs/average loans	**0.86%**	0.45%	0.26%	0.19%	0.09%
Average equity to average asset ratio	**8.63%**	8.36%	7.98%	9.18%	8.98%
Trust Assets					
Trust assets under management (market value)	**$481,536**	$490,420	$460,233	$497,215	$507,920

1 Excludes goodwill, intangibles and intangible amortization expense, net of tax.

2 Noninterest expense / tax equivalent net interest income plus noninterest income less net securities gains.

3 Total shareholders' equity less goodwill and intangibles / shares outstanding.

4 Total shareholders' equity less goodwill and intangibles / total assets less goodwill and intangibles.

A MESSAGE TO OUR SHAREHOLDERS


Bill Snell
President & CEO

Dear Shareholder:

Franklin Financial reported earnings of $6,569,000 in 2011, representing a 13.7% decline from our 2010 earnings of $7,612,000. Diluted earnings per share decreased to $1.66 per share in 2011 from $1.96 per share in 2010.

As a shareholder, you received cash dividends of $1.08 per share matching the regular cash dividends paid in 2010. Our current annual dividend payout represents an 8.74% return based upon the closing price of Franklin Financial stock at December 31, 2011. The market value of a share of Franklin Financial stock decreased from a closing price of $18.25 at December 31, 2010 to $12.35 at December 31, 2011. Following a brief downturn in December, the market value of a share of Franklin Financial stock rebounded back to the $14 to $15 range.

The key factor impacting our performance in 2011 was a $4,289,000 increase in the Provision for Loan Losses from $3,235,000 to $7,524,000. This dramatic increase reflects higher levels of loan delinquency and lower real estate valuations resulting from the prolonged recession. We are routinely experiencing appraisal values 40-60% lower than 18-36 months ago and are immediately allocating through the Provision Expense or charging off to the Allowance for Loan and Lease Losses for any collateral shortfalls. Our Net Charge-offs in 2011 totaled $6,602,000 with 42% related to lower valuations on five real estate projects.

Non-Accruing Loans totaled $17,756,000 at year-end. Approximately 59% of this amount related to three customer relationships while 74% of our Other Real Estate Owned is related to a fourth relationship. We are working diligently to exit these credits.

Franklin Financial's total assets at December 31, 2011 were $990,248,000 as compared to $951,889,000 one year earlier, an increase of 4%.

Net loans grew by 2.3% on a year-over-year basis while average loan outstandings increased by $11,077,000 or 1.5%. Commercial loan demand remained relatively strong with average loan outstandings in this portfolio increasing $35,921,000 or 6.2%. Average consumer loan outstandings decreased 17.3% to $91,969,000 as consumers continued to focus on reducing debt and increasing savings. Average residential mortgage loan outstandings declined by $5,652,000 or 8.5% as we continue to hold fewer mortgages in our portfolio.

Total deposits and repurchase agreements as measured at year-end increased by 7.1% to $841,000,000 while average deposits and repurchase agreements increased 6.5% to $838,277,000. Average core deposits (i.e. checking, savings, and interest bearing checking) increased by $35,000,000 or 15%. Average balances in our Money Management Account increased by $37,300,000 or 13.7% as the competitive yield and liquidity offered by this product continued to be attractive to customers.

Our Net Interest Margin increased from 3.53% in 2010 to 3.73% on a fully tax equivalized basis as we aggressively lowered deposit rates throughout the year and carefully managed our loan pricing. Accordingly, fully tax equivalized Net Interest Income increased by $2,465,000 or 11.25% during 2011 to $34,367,000. We also prepaid $15,585,000 in higher cost term advances from the Federal Home Loan Bank of Pittsburgh. Although we incurred prepayment penalties of $344,000, this action will benefit Net Interest Income in future years.

The market value of assets under management by our Investment & Trust Services Department decreased by 1.8% to $481,536,000 at December 31, 2011, reflecting lower market valuations. Assets under management as reported does not include approximately $114,600,000 in assets held at third party brokers at December 31, 2011 compared to $113,700,000 at year-end 2010. Investment & Trust Services fee income, including revenue generated through the Personal Investment Centers, increased 2.8% from $3,844,000 in 2010 to $3,953,000 in 2011.

Our financial condition remains strong as evidenced by a Total Risk-Based Capital Ratio of 12.14% and a Leverage Capital Ratio of 8.40%. These ratios remain above the levels that federal regulators require for an institution to be considered "well capitalized."

Our Tangible Capital Ratio, which measures Total Equity net of Goodwill and Intangible Assets as a percentage of Total Assets excluding Goodwill and Intangible Assets stands at 7.82% at year-end up from 7.61% at December 31, 2010. This ratio is increasingly used by regulators and investors as a measure of capital adequacy.

In last year's Shareholder Letter, I discussed significant amendments to the

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F&M TRUST
GA-MAAX
Sept 30
Greencastle-Antrim Education Foundation
75,000
Seventy-five Thousand Dollars

The bank pledged $75,000 to the Greencastle-Antrim Education Foundation (GAEF) in support of the Maximizing Arts and Athletics Excellence (MAAX) Capital Campaign. GA-MAAX's mission is to raise money to maximize arts and athletic opportunities within the Greencastle-Antrim School District while strengthening community pride.

IN OUR COMMUNITY

F&M TRUST MANAGEMENT TEAM



From left:
Dennis Ginder
Karen Carmack
Lise Shehan
Mark Hollar
Bill Snell
Mike Kugler
Ron Cekovich
Ken Ditzler
Trish Hanks

FINANCIAL HIGHLIGHTS

TOTAL ASSETS
AS DOLLARS IN MILLIONS


1,000
900
800
700
600
500
400
820
902
979
952
990
2007
2008
2009
2010
2011

NET LOANS
AS DOLLARS IN MILLIONS


800
750
700
650
600
550
500
450
400
564
669
731
740
757
2007
2008
2009
2010
2011

TOTAL DEPOSITS & REPOS
AS DOLLARS IN MILLIONS


850
800
750
700
650
600
550
500
450
674
692
794
785
841
2007
2008
2009
2010
2011




NET INCOME
AS DOLLARS IN MILLIONS
10
9
8
7
6
5
4
9.26
8.60
6.59
7.61
6.57
2007
2008
2009
2010
2011


REGULAR CASH DIVIDENDS PAID
AS DOLLARS PER SHARE
1.10
1.00
0.90
0.80
0.70
1.03
1.07
1.08
1.08
1.08
2007
2008
2009
2010
2011


ROE/ROA
AS PERCENTAGE VALUES
ROE
TANGIBLE ROE
16.0
14.5
13.0
11.5
10.0
8.5
15.41
13.19
10.79
11.27
9.30
12.62
10.99
8.69
9.34
7.68
1.50
1.00
0.50
0.00
ROA 1.14
ROA 1.01
ROA 0.69
ROA 0.78
ROA 0.66
2007
2008
2009
2010
2011

HIGHLINE COFFEEHOUSE & CAFÉ
FRANKLIN COUNTY



Left to right:

Kim Robinson
Owner
Highline Coffeehouse
& Café

Mary Cordell
Commercial Services
Relationship Manager
F&M Trust

Two decades ago, **Kim Robinson** established her personal path to success—first, as owner of Heritage Hills Retirement Home and then as owner of Builder of Unique Homes, Inc. In 2010, Kim encountered an opportunity to develop and lease out a unique property next to the historic train station in Greencastle. Rather than simply manage the property and lease it to other businesses, she saw greater potential and decided to open a new business—Highline Coffeehouse & Café. Since its opening in August 2010, the coffee and restaurant business has increased steadily. With seating inside and outside, Kim and her staff can serve up to 100 persons for lunch and dinner. In fact, business has grown so well that she has acquired a liquor license and is hiring even more staff to help serve her hungry, thirsty clients. Kim attributes her ongoing success to both entrepreneurial thinking and to working with community banking experts like **Mary Cordell** at F&M Trust. Kim loves the local service, friendly people, and appreciates how responsive the entire bank has been—helping her with key financial needs along the way. To learn more about Highline Coffeehouse & Café, visit: www.highlinecoffeehouseandcafe.com.

Franklin Financial Services Corporation Dividend Reinvestment and Stock Purchase Plan ("the Plan") designed to enhance our capital adequacy by providing our shareholders with a convenient and economical way to purchase additional shares of Franklin Financial common stock by reinvesting cash dividends paid on their shares or through optional cash payments. These amendments included:

- authorizing the issuance of an additional 1,000,000 shares of common stock on the terms and conditions of the Plan.
- modifying the minimum and maximum amounts that may be invested pursuant to the voluntary cash payment option under the Plan.
- providing for the investment of voluntary cash payments via ACH transfer.
- modifying the formula for determining the purchase price with respect to shares purchased under the Plan directly from Franklin Financial rather than on the open market.

We are delighted with the response by our shareholders. During the five quarters since the September 30, 2010 effective date of these amendments, in excess of $2,000,000 has been invested through the Plan.

On July 1st, F&M Trust celebrated the fifth anniversary of the acquisition of Fulton County National Bank and Trust. Each of our offices in Fulton and Huntingdon Counties served light refreshments as we recapped our community involvement and impact since the merger. At the end of September, we held a similar celebration marking the fifth anniversary of the opening of our Greencastle Community Office.

In early July, we completed a conversion to a new core processing system. Over thirty employees from all functional areas participated in the selection process which involved demonstrations, site visits, reference calls, as well as a detailed financial analysis. I would like to take this opportunity to thank them for their hard work and dedication in this process. Along with increased efficiency and usability, this new system will enable us to offer additional services such as online account statements, which were introduced shortly after conversion, and online account openings, which will be introduced during 2012.

We made two significant additions to strengthen our Management Group during the year as we prepare for continued growth in a challenging regulatory and economic environment.

In July, Dennis Ginder joined us as a Senior Vice President and Risk Management

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F&M
TRUST

F&M Trust contributed $10,000 toward construction of Franklin County's 9/11 Memorial at the Letterkenny Chapel. The United Churches of the Chambersburg Area (UCCA) and 9/11 Memorial Fund committee are raising funds for this memorial consisting of a sculpture that features three steel beams from the World Trade Center on a 10-foot square granite clad base to resemble the collapse of the buildings following the terrorist attacks on September 11, 2001. The sculpture, by local artist Michael Fisher, will weigh nearly a ton and will be completed in time for Armed Forces Day on May 19th. The memorial will be surrounded by a walkway lined with flags representing police, firefighters, emergency medical technicians, and 911 responders.

IN OUR COMMUNITY

Officer. Dennis has an extensive background in credit management as well as commercial services and lending during his thirty years in banking. As Risk Management Officer at F&M Trust, Ginder is responsible for ensuring that the bank maintains adequate policies to control credit, operational, compliance and other risks. In addition, his duties include developing the bank's enterprise risk management program, ensuring the overall quality of the bank's loan portfolio and acting as a liaison to the bank's internal audit and loan review firms.



The bank's financial support of $15,000 enabled Washington Township to acquire and preserve its first Monterey Pass Battlefield property in Blue Ridge Summit. The donation to The Friends of Monterey Pass Battlefield, Inc., put the non-profit group at their $102,000 goal, and enabled the acquisition of what is known as the Cantwell Site. Their mission is to preserve and protect the battlefield by acquiring lands or facilitating the acquisition of lands comprising the battlefield. The organization has begun plans for an interpretive center on the Civil War Battle of Monterey Pass and will serve as steward of the land. The battlefield is the site of what is believed to be the second largest Civil War battle in Pennsylvania and the only battle fought on both sides of the Mason-Dixon line. It was the first major action to occur after the Battle of Gettysburg. Monterey Pass, the shortest route from Gettysburg to the Potomac River, served as Lee's retreat path from Gettysburg.

IN OUR COMMUNITY

In August, Lise Shehan joined F&M Trust as Senior Vice President and Investment & Trust Services Manager. With over twenty years experience in wealth management with CoreStates Hamilton Bank, Fulton Bank, and Hershey Trust Company, Lise brings to us broad supervisory, legal, fiduciary, compliance and relationship management expertise. Among her priorities will be focusing on the expansion of our Investment & Trust Services business in Cumberland County and the general growth of the department to over a billion dollars in assets under management over the next few years.

In February of this year, we initiated a checking account acquisition strategy aimed at increasing our market share. This campaign targets customers of other financial institutions who are being impacted by disruptions relating to merger or regulatory issues.

Using a predictive statistical model, prospects are selected based upon those most likely to respond in targeted markets that we serve. The program will be complimented by our successful OnBoarding program which I discussed in last year's Annual Shareholder Letter, to effectively expand relationships and cross-selling of banking services. Customer service and sales training, tell-a-friend referrals, mystery shopping, and performance monitoring will support the effectiveness of this program.

Our small business lending initiative continues to produce measurable results. F&M Trust continues to partner with the Small Business Development Centers (SBDCs) at Shippensburg University and St. Francis University to present educational programs and workshops for aspiring, as well as existing, small business owners throughout our marketplace. We continue to be the exclusive sponsor of the "First Step" and "Business Planning" workshops conducted by the SBDCs. F&M Trust's Small Business Relationship Managers participate in each workshop, presenting a segment focusing on financial options. The workshops provide entrepreneurs with education, information, and tools to build and sustain business, which will directly benefit our economy. In addition, partnering with these SBDCs has provided F&M Trust with an opportunity to increase our penetration of the small business market. Our Small Business Contact

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CENTRAL PA FOOD BANK
CENTRAL PENNSYLVANIA


CENTRAL PEN
FOOD BA

Left to right:

Kendall Hanna
Executive Director
Central PA Food Bank

Chris Dimov
Project Manager
Grant Writer
Central PA Food Bank

Dave Gority
Vice President –
Investment & Trust Services
Relationship Manager
F&M Trust

Kendall Hanna and **Chris Dimov** know the local community counts on them every single day. As Central Pennsylvania Food Bank (CPFB) celebrates thirty years of dedicated service, they feel they are doing things right with their approach to smart business management. In addition to relying on dedicated staff and volunteers, they count on steady revenues to support ongoing initiatives. That's where **Dave Gority** and the F&M Trust Investment & Trust Services team come in. As trustee of a local charitable trust fund, F&M Trust helps protect assets and maximize performance so CPFB can count on distribution revenues from the fund. Dave and the F&M Trust team are dedicated to delivering the Main Street advantage to CPFB and to every client. That means local, face-to-face service; active monitoring; and the confident experience that comes with being responsible for nearly $500 million in managed assets.
To support or learn more about the Central Pennsylvania Food Bank, visit: www.centralpafoodbank.org.

HIPPENSTEEL'S AUTO, INC.
CUMBERLAND COUNTY


PROJECT
FINANCING by...
F&M
TRUST
17-264-6116
MEMBER
FDIC
Rick

Since 1969, **Rick Hippensteel**, owner of Hippensteel's Auto, Inc. in Newville, has worked to build a reputation for great personal service to his automotive customers. So when he decided to expand his facilities recently, he turned to a local resource who has been just as focused on providing great personal service—F&M Trust. With a customized financial solution from **Brian Weikert** and **Ellen Ile**, Rick was able to expand with new self-storage facilities and install the latest energy features, including a solar panel system that reduces his energy bills. Rick has noted that he prefers the local, down-to-earth service he receives from Brian and Ellen whenever he needs anything, without any "big bank attitudes to deal with." That's good, because it's the style of personal service Brian and Ellen intend to deliver to every business client. To learn more about Hippensteel's Auto, Inc., you can find them on Facebook at: www.fb.com/hippensteelsauto

Left to right:

Brian Weikert
Vice President –
Commercial Services
Relationship Manager
F&M Trust

Rick Hippensteel
Owner
Hippensteel's Auto, Inc.

Ellen Ile
Financial Services
Officer and Manager
F&M Trust

Program, initiated in 2010, features a customized calendar highlighting F&M Trust's ability to provide customized solutions as well as an impact movie highlighting our Small Business services and staff. This program continues to generate new prospects for us and will continue to be a focus for our small business activities in 2012.

F&M Trust was recently approved by the U.S. Small Business Administration for its SBA Express and Patriot Express programs. SBA Express and Patriot Express delegate the underwriting of a loan application to the participating bank ... we utilize our forms, loan policy, approval process, and documentation. SBA Express and Patriot Express are also the only Small Business Administration programs that permit us to extend a true revolving line of credit with an SBA guarantee. Patriot Express provides for a higher maximum loan size of $500,000 as well as a higher guarantee percentage for qualifying military veterans. We are excited about the potential of these two programs.



The bank's $15,000 contribution will assist in the development of the Huntingdon Center of Pennsylvania Highlands Community College, which opened last August. Pennsylvania Highlands made an initial investment of more than $400,000 to renovate the space and purchase equipment necessary to operate the branch campus. F&M Trust will contribute up to $5,000 annually over a three-year period.

IN OUR COMMUNITY

With the core processing conversion now behind us, we are focusing on a number of product and service enhancements that will be rolled out in 2012. In May, we will unveil a new look to our bank website. The redesign of fmtrustonline.com will update the appearance of the web design for both conventional and mobile applications.

This upgraded website will be more intuitive and easy to navigate with new functionality as well. Website users will now find searchable data tools and campaign-based messaging. Business customers will be able to complete a loan pre-application, and we'll be adding resources, including online newsletters, a library with video presentations, and a photo directory of officers.

Customers who are on the go will be able to access account balances and other information whenever and wherever they want with our mobile banking platform. A rollout of this new service is scheduled for the fourth quarter.

F&M Trust will also be implementing a new Debit Card issuance program. These cards will be produced locally instead of being produced and mailed from Tennessee. This means that turn around time will be cut in half and expedited card orders can be accommodated easily.

Additionally, we are planning to offer our customers the ability to create their own customized Freedom Cards (MasterCard® Debit Card). You will be able to select an image from your PC, Facebook, Twitter, Flickr, or Picasa, customize the image, and create the card.

Our ATM network expanded again in 2011. In January, we opened an ATM on

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the campus of Quincy Village, and in September, we opened a drive-up ATM at 9966 Molly Pitcher Highway in Shippensburg. The Shippensburg West End ATM is the thirty-fifth machine in our network and is located on a 1.01-acre site that will accommodate a full-service banking office should we decide to construct a community banking office at this location in the future.



At the groundbreaking ceremony, F&M Trust announced a $50,000 donation to the Shippensburg Emergency Services Building Capital Campaign to support the new facility on the corner of Orange Street and Walnut Bottom Road on the site of the former University Lodge Budget Host motel. This $7.2 million project will enable the Vigilant Hose Fire Company and Shippensburg Area EMS in sustaining and expanding their service with this exceptional facility to support the safety and wellness in the community through the construction of a 30,000 square foot facility, for which F&M Trust also provided $5.1 million in financing.

IN OUR COMMUNITY

We also completed a project to increase security in several operational areas housed at our Memorial Square Headquarters. With the implementation of a card access system, areas such as Data Operations, Deposit Operations, and Loan Operations have limited access keeping confidential information more secure.

We will make an additional investment in upgrading our community office network in 2012. In the early second quarter, we will relocate our existing community banking office in Newville from 9 West Big Spring Avenue to 51 South High Street. This new office, although occupying less square footage than the current facility, will offer full-service banking including drive-up teller and ATM service, safety deposit boxes, as well as lobby service. The new site is part of a revitalization project undertaken by 3T Investors, LP. A portion of the property will be set aside for a town clock as well as a Christmas tree. Our current 9 West Big Spring Avenue location will be utilized in another phase of this project as well, providing additional parking, a green-space courtyard, and a building with commercial space on the first floor, with apartments on the second and third floors.

In the fourth quarter of 2012, we plan to open our twenty-sixth office in Mechanicsburg at Silver Creek Plaza on the Pike. This site, currently being developed by Smith Land and Improvement Corporation, is located on the Carlisle Pike in Hampden Township, Cumberland County, and will feature a 50,000 square foot Toys R Us/Babies R Us anchor plus a restaurant and 13,400 square feet of additional retail space.

Our site in Silver Creek Plaza on the Pike will be highly visible and is located adjacent to Silver Spring Square which includes Wegmans, Target, OfficeMax, and Bed Bath & Beyond. The average daily traffic count of this location is in excess of 35,000 vehicles per day. In addition to a lobby with teller stations and customer service offices, as well as drive-up teller and drive through ATM services, this new facility will provide offices and conference rooms for additional Commercial and Small Business Services staff as well as Residential Mortgage Originators and Investment & Trust Services staff.

Before concluding, I would like to take this opportunity to recognize and thank

CONTINUED

NEEDMORE FIRE COMPANY
FULTON COUNTY



NEEDMORE
VOL. FIRE CO.
NEEDMORE
FIRE CO.

Left to right:

Robert Fleegle
Assistant Chief
Needmore Fire Company

Gerri Fischer
Financial Services
Officer and Manager
F&M Trust

Don Trego
Assistant Vice President –
Small Business
Relationship Manager
F&M Trust

Wavy Kirk
President
Needmore Fire Company

Kenneth Sigel III
Chief
Needmore Fire Company

Since 1965, **Needmore Volunteer Fire Company** has been protecting homes and businesses throughout southern Fulton County. Having strong financial resources is important to the *Fighting Fifty Five's* leaders and more than 300 members. As a 100% local community bank, F&M Trust understands the organization's financial needs—helping them make the most of deposit accounts, while building the best financing solutions to manage expenses related to property improvements and equipment upgrades. **Gerri Fischer** and **Don Trego** of F&M Trust work hard to support the fire company, knowing the whole community counts on the organization for reliable emergency services. Needmore's volunteers enjoy getting everything they need (and more!) from their community banking relationship with F&M Trust—financing flexibility, everyday value, and very responsive service. To learn more about Needmore Volunteer Fire Company, visit: www.needmorefire.org.

PENN NATIONAL
FRANKLIN COUNTY



In 1968, Penn National was the first eighteen-hole golf course in Franklin County. Now, after forty years of well-planned growth, the property has developed into a thriving adult community—housing 1,000 families and featuring two championship golf courses. When **Dennis Zimmerman** and **Patti Nitterhouse** of White Rock, Inc., became leaders of the multi-faceted business in 1995, they knew they could continue to count on great personal service from F&M Trust. After all, F&M Trust had been serving their personal and business financial needs for decades. Today, **Mike Kugler** and **Renee Preso** of F&M Trust make sure Dennis and Patti receive responsive, personal service on all their financial needs. Because of this solid commitment to client service, it's very possible that future generations of the family will choose to enjoy a rewarding financial relationship with F&M Trust as well.

Above, left to right:

Dennis Zimmerman
President
White Rock, Inc.

Patti Nitterhouse
Vice President
White Rock, Inc.

Renee Preso
Assistant Vice President –
Southern Franklin County
Market Manager
F&M Trust

Mike Kugler
Senior Vice President –
Commercial Services
Market Manager
F&M Trust

Chuck Sioberg, who retired at the end of 2011 as Chairman of the Franklin Financial and F&M Trust Boards, for his twenty-nine years of service. Chuck was elected to the Board of Franklin Financial and F&M Trust in 1982. During his tenure, Chuck served on many of our Board committees including, most recently, Audit, Nominating, Personnel, Credit Risk Oversight and our Executive Committees. He was elected Vice Chairman of the Board in 2002 and served as Chairman from January 2003 through 2011. His insight, wisdom, and support will be missed.

Our perspective is that 2012 will be yet another challenging year for financial institutions with a continuation of low interest rates and high levels of unemployment and loan delinquencies. The outcome of the forthcoming election may significantly impact the regulatory environment for all financial institutions as well as the economic outlook.

Your interest and support as Franklin Financial shareholders is certainly appreciated.

Sincerely,

William E. Snell, Jr.
President & CEO



A TRADITION OF LEADERSHIP

New Chairman of the Board **Warren Elliott** (left), was elected as Vice Chairman last year, and replaced **Chuck Sioberg** (right) upon his retirement on December 31, 2011. Sioberg joined the boards of Franklin Financial and F&M Trust in 1982. In 2002, he was appointed Vice Chairman of the Board, and served as Chairman from January 2003 until the end of 2011.

FFSC BOARD OF DIRECTORS

Franklin Financial
Services Corporation



Charles S. Bender II
Retired –
F&M Trust Executive
Vice President



Martin R. Brown
President –
M.R. Brown Funeral
Home, Inc.



G. Warren Elliott
President – Cardinal
Crossing, Inc.
Former Franklin County
Commissioner



Daniel J. Fisher
President and Chief
Executive Officer –
D.L. Martin Company



Donald A. Fry
President –
Cumberland Valley Rental
and Towne Cleaners –
ANDOCO, Inc.



Allan E. Jennings, Jr.
President – Jennings
Chevrolet, Buick,
GMC, Inc.



Stanley J. Kerlin, Esq.
Attorney –
Law Offices of
Stanley J. Kerlin, LLC



Donald H. Mowery
President –
R. S. Mowery & Sons, Inc.



Stephen E. Patterson, Esq.
Principal –
Salzmann Hughes P.C.



William E. Snell, Jr.
President and
Chief Executive Officer



Martha B. Walker, Esq.
Partner –
Walker, Connor &
Spang, LLC

FFSC OFFICERS

G. Warren Elliott
Chairman of the Board

William E. Snell, Jr.
President and Chief Executive Officer

Mark R. Hollar
Chief Financial Officer and Treasurer

Catherine C. Angle
Corporate Secretary

Joyce A. Riley
Assistant Corporate Secretary

F&M TRUST

OFFICERS

Management

William E. Snell, Jr.
President and Chief Executive Officer

Mark R. Hollar
Senior Vice President
Chief Financial Officer and
Treasurer

Karen K. Carmack, SPHR
Senior Vice President
Human Resources Manager,
Affirmative Action and HIPAA
Privacy Officer

Ronald L. Cekovich
Senior Vice President
Technology Services Manager

Kenneth C. Ditzler
Senior Vice President
Marketing and Corporate
Communications Manager

E. Dennis Ginder
Senior Vice President
Risk Management Officer

Patricia A. Hanks
Senior Vice President
Retail Services Market Manager

Michael E. Kugler
Senior Vice President
Commercial Services Market Manager

Lise M. Shehan, Esq.
Senior Vice President
Investment & Trust Services
Manager

Relationship Management Division

Commercial Services

Dianne L. Cornman, CTP
Vice President
Cash Management Specialist

Michael S. Metz
Vice President

Philip A. Pantano
Vice President

Brian E. Weikert
Vice President

David P. Zimmerman
Vice President

Kathleen M. Bloss
Assistant Vice President

Mary S. Cordell
Commercial Services
Relationship Manager

Jeramy D. Culler
Credit Analyst

Eric J. Fleming
Small Business Credit Analyst

Maria S. Seabra
Credit Analyst

Jennifer D. Kaiser
Commercial Services
Support Specialist

Retail Services

L. Kay Estep
Assistant Vice President
GO Club Coordinator

CHAMBERSBURG MARKET OFFICES

Lincoln Way East Office

Kim S. McKenrick
Assistant Vice President and Manager

Lisa A. Hogue
Assistant Financial Services Officer
and Assistant Manager

Memorial Square Office

Summer Franzoni
Assistant Vice President and Manager

Dana L. Kaiser
Financial Services Officer
and Assistant Manager

Pamela J. Kolsun
Assistant Financial Services Officer

Tiffany A. Miller
Assistant Financial Services Officer

Orchard Park Office

Antonia L. Diffenderfer
Assistant Vice President and Manager

Penn Hall and Menno Village Offices

Barbara A. Seylar
Financial Services Officer and Manager

Philadelphia Avenue Office

Eric L. Alleman
Financial Services Officer and Manager

Norland Avenue Office

Shaun M. Young
Financial Services Officer and Manager

St. Thomas Office

Melanie D. Gordon
Financial Services Officer and Manager

West Side Office

N. Joy Weller
Vice President and Manager

OFFICERS *(continued)*

SOUTHERN FRANKLIN
COUNTY MARKET OFFICES

Renee L. Preso
Assistant Vice President
Southern Franklin County
Market Manager

Lynn A. Waite
Small Business Relationship Manager

Greencastle Office

Lisa A. Cesa
Financial Services Officer and Manager

Marion Office

Vicky L. Carson
Assistant Financial Services Officer
and Assistant Manager

Mont Alto Office

Brian J. Over
Financial Services Officer
and Manager

Linda K. Stottlemyer
Assistant Financial Services Officer
and Assistant Manager

Waynesboro Office

Natasha J. Koons
Financial Services Officer
and Manager

Chastity L. Wantz
Assistant Financial Services Officer
and Assistant Manager

CUMBERLAND COUNTY
MARKET OFFICES

Anthony L. Damore
Assistant Vice President
Cumberland County Market Manager

Lindsay J. Reisinger
Small Business Relationship Manager

Boiling Springs Office

Kevin M. Stoner
Financial Services Officer
and Manager

Camp Hill Office

Katrina E. Buck
Financial Services Officer and Manager

Carlisle Crossing Office

David R. Winters
Assistant Vice President and Manager

Newville Office

Ellen L. Ile
Financial Services Officer
and Manager

Ritner Highway and
Hanover Street Offices

I. Edward Bidelspach
Assistant Vice President and Manager

Shippensburg Office

Barbara A. Hoover
Financial Services Officer
and Manager

FULTON & HUNTINGDON
COUNTIES MARKET OFFICES

Paul M. Johnston
Assistant Vice President
Fulton County Market Manager

Donald L. Trego
Assistant Vice President
Small Business Relationship Manager

Hustontown Office

Denise M. Doyle
Financial Services Officer and Manager

McConnellsburg Office

Mary E. Wright
Financial Services Officer
and Manager

Orbisonia Office

Shawna C. Dunmire
Financial Services Officer
and Manager

Penns Village Office

Brenda J. Gordon
Financial Services Officer
and Manager

Warfordsburg Office

Geraldine A. Fischer
Financial Services Officer
and Manager

Consumer Lending Services

Susan E. Michael
Vice President

Mark E. Bitting
Mortgage Production Manager

Investment & Trust Services

Thomas L. Peterson, RFC, ChFC, CFP®, LUTCF
Vice President
Investment & Trust Services
Market Manager

Warren M. Hurt
Vice President
Senior Investment Portfolio Manager

Carole L. Crist
Vice President
Investment & Trust Services

Ronald R. Froeschle, QPA, QKA
Vice President
Employee Benefits Officer

David C. Gority
Vice President
Investment & Trust Services

John C. McGowan
Vice President
Investment & Trust Services

Charles R. Porter
Vice President
Business Development

James P. Probst
Vice President
Investment & Trust Services

Diana L. Sponseller
Vice President
Investment & Trust Services

Dennis L. Wilson, CTFA
Vice President
Investment & Trust Services

Heather C. Hershey
Estate Administration Officer

Robin L. Murray
Trust Operations Manager

Matthew T. Brennan
Assistant Investment &
Trust Services Officer
Personal Investment Counselor

Avis M. Graham, CFP®, RFC, CASL
Assistant Investment &
Trust Services Officer
Personal Investment Counselor

Roderick C. Salter, FSS
Assistant Investment &
Trust Services Officer
Personal Investment Counselor

Marketing

Samantha J. Burke
Marketing Officer

Melissa D. Miller
Marketing Officer

Facilities

Barry L. Shetter
Assistant Vice President

Finance & Control

Kim A. Diehl
Financial Analyst

Amy B. Herrold
Controller

Human Resources

Levi L. Crouse
Human Resources Officer

Christina L. Yoder
Training and Development Officer

Corporate

Catherine C. Angle
Corporate Secretary

Joyce A. Riley
Assistant Corporate Secretary

Risk Management Division

Olaf R. Hasse
Vice President
Loan Portfolio Risk
Management Officer

Eric M. Follin
Documentation Review Officer

Matthew R. Shank
Assistant Documentation
Review Officer

Janet E. Stamper
Assistant Documentation
Review Officer

Compliance

Lorie M. Heckman, CRCM
Vice President
Bank Secrecy Act, Compliance
and Security Officer

Mary F. Cramer
Bank Secrecy Act and OFAC Analyst

Sheryl R. Snider
Assistant Compliance Officer

Credit Administration

William A. Pryor
Vice President
Credit Recovery Manager

Tricia A. Baney
Credit Recovery Officer

Technology Services Division

Matthew C. Clark
Assistant Vice President
Assistant Technology
Services Officer

Patricia R. Ganoe
Deposit Operations Manager

Pamela A. Johns
Assistant Vice President
Loan Servicing Manager

Carol L. Morris
Assistant Loan Servicing Manager

Stacey A. Stenger
Data Operations Manager

GENERAL CONTACT INFORMATION

FFSC / F&M Trust Headquarters
Local: 717-264-6116
Toll Free: 888-264-6116

Freedom Access Center
(telephone banking service)
Local: 717-261-3662
Toll Free: 888-261-3662

24-Hour Online Access
www.fmtrustonline.com


Greencastle
Community Office


Lincoln Way East
Community Office

COMMUNITY OFFICE LOCATIONS

Chambersburg Area

Lincoln Way East
1712 Lincoln Way East
Chambersburg
717-264-9414

Memorial Square
20 South Main Street
Chambersburg
717-264-6116

Menno Village
2075 Scotland Avenue
Chambersburg
717-261-3697

Norland Avenue
870 Norland Avenue
Chambersburg
717-262-2085

Orchard Park
841 Wayne Avenue
Chambersburg
717-263-1801

Penn Hall
1425 Philadelphia Avenue
Chambersburg
717-261-3660

Philadelphia Avenue
2405 Philadelphia Avenue
Chambersburg
717-264-5122

St. Thomas
6962 Lincoln Way West
St. Thomas
717-369-3240

West Side
1100 Lincoln Way West
Chambersburg
717-263-9168

Southern Franklin County

Greencastle
518 N. Antrim Way
Greencastle
717-597-2384

Marion
5293 Main Street
Marion
717-375-2200

Mont Alto
8 Park Street
Mont Alto
717-749-3161

Waynesboro
200 East Main Street
Waynesboro
717-762-2188

Cumberland County

Boiling Springs
3 East First Street
Boiling Springs
717-241-4131

Camp Hill
3907 Market Street
Camp Hill
717-731-9604

Carlisle Crossing
214A Westminster Drive
Carlisle
717-243-2215

Hanover Street
14 North Hanover Street
Carlisle
717-249-1331

Newville
9 West Big Spring Avenue
Newville
717-776-2240

Ritner Highway
1901 Ritner Highway
Carlisle
717-960-1400

Shippensburg
13 Shippensburg
Shopping Center
717-530-2100

Fulton and Huntingdon Counties

Hustontown
7781 Waterfall Road
Hustontown
717-987-3193

McConnellsburg
100 Lincoln Way East
McConnellsburg
717-485-3144

Orbisonia
18810 Sandy Ridge Station
Orbisonia
814-447-3104

Penns Village
182 Buchanan Trail
McConnellsburg
717-485-3167

Warfordsburg
560 Great Cove Road
Warfordsburg
717-294-3288



Carlisle Plaza Drive-Up
in Carlisle


F&M
TRUST
ASK ABOUT
ONLINE
BANKING

Ayr Town Center
in McConnellsburg

STAR®/CIRRUS® ATM LOCATIONS

Chambersburg Area

Downtown Drive-Up
150 Lincoln Way East
Chambersburg

Fayetteville
4025 Lincoln Way East
Fayetteville

Lincoln Way East
1712 Lincoln Way East
Chambersburg

Menno Village
2075 Scotland Avenue
Chambersburg

West Side
1100 Lincoln Way West
Chambersburg

Norland Avenue
870 Norland Avenue
Chambersburg

Northgate Commons
1500 Northfield Drive
Chambersburg

Orchard Park
841 Wayne Avenue
Chambersburg

Penn Hall
1425 Philadelphia Avenue
Chambersburg

Philadelphia Avenue
2405 Philadelphia Avenue
Chambersburg

St. Thomas
6962 Lincoln Way West
St. Thomas

Southern Franklin County

Greencastle
518 North Antrim Way
Greencastle

Marion
5293 Main Street
Marion

Mont Alto
8 Park Street
Mont Alto

Penn National Clubhouse
3720 Clubhouse Drive
Fayetteville

Quincy Village
6596 Orphanage Road
Quincy

Waynesboro
200 East Main Street
Waynesboro

Waynesboro Market Place
11123 Buchanan Trail East
Waynesboro

Zullinger
4884 Buchanan Trail East
Zullinger

Cumberland County

Boiling Springs
3 East First Street
Boiling Springs

Camp Hill
3907 Market Street
Camp Hill

Carlisle Crossing
214A Westminster Drive
Carlisle

Carlisle Plaza Drive-Up
700 East High Street
Carlisle

Hanover Street
14 North Hanover Street
Carlisle

Newville
9 West Big Spring Avenue
Newville

Ritner Highway
1901 Ritner Highway
Carlisle

Shippensburg
13 Shippensburg
Shopping Center

Shippensburg West End
9966 Molly Pitcher Highway
Shippensburg

Fulton & Huntingdon Counties

Ayr Town Center
368 South 2nd Street
McConnellsburg

Hustontown
7781 Waterfall Road
Hustontown

McConnellsburg
100 Lincoln Way East
McConnellsburg

Orbisonia
18810 Sandy Ridge Station
Orbisonia

Penns Village
182 Buchanan Trail
McConnellsburg

Riverview Business Center
11734 Lenape Drive
Mount Union

Warfordsburg
560 Great Cove Road
Warfordsburg

FFSC SHAREHOLDERS' INFORMATION

Dividend Reinvestment Plan

Franklin Financial Services Corporation offers a dividend reinvestment program whereby shareholders with stock registered in their own names may reinvest their dividends in additional shares of the Corporation. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, PO Box 6010, Chambersburg, PA 17201-6010, telephone 717-264-6116.

Dividend Direct Deposit Program

Franklin Financial Services Corporation offers a dividend direct deposit program whereby shareholders with stock registered in their own names may choose to have their dividends deposited directly into the bank account of their choice on the dividend payment date. Information concerning this optional program is available by contacting the Corporate Secretary at 20 South Main Street, PO Box 6010, Chambersburg, PA 17201-6010, telephone 717-264-6116.

Annual Meeting

The Annual Shareholders' Meeting will be held Tuesday, April 24, 2012 at the Orchards Restaurant in Chambersburg. The Business Meeting will begin at 10:30 a.m. and will be followed by a luncheon. If interested in attending, please complete and return the reservation form reply card by April 10th.

Stock Information

The following brokers are registered as market makers of Franklin Financial Services Corporation's common stock:

Boenning & Scattergood, Inc.
4 Tower Bridge
200 Bar Harbor Drive, Suite 300
West Conshohocken, PA 19428
800-883-1212

Morgan Keegan & Co., Inc.
3050 Peachtree Road, NW, Suite 704
Atlanta, GA 30305
866-353-7522

RBC Wealth Management
2101 Oregon Pike
Lancaster, PA 17601
800-604-1471

Stifel, Nicolaus & Co.
20 Ash Street, Suite 400
Conshohocken, PA 19428
800-223-6807

Registrar and Transfer Agent:

The registrar and transfer agent for Franklin Financial Services Corporation is Fulton Financial Advisors, N.A., One Penn Square, PO Box 4887, Lancaster, PA 17602, telephone 717-291-2546.

Web Site: www.franklinfin.com

MARKET & DIVIDENDS

The Corporation's common stock is not actively traded in the over-the-counter market. The Corporation's stock is listed under the symbol "FRAF" on the O.T.C. Electronic Bulletin Board, an automated quotation service. Current price information is available from account executives at most brokerage firms as well as the registered market makers of Franklin Financial Services Corporation common stock as listed above under Shareholders' Information. There were 2,071 shareholders of record as of December 31, 2011. The range of high and low bid prices, as reported by local sources is shown below for the years 2011 and 2010. Also shown are the regular quarterly cash dividends paid for the same years.

2011 Per Share

	High	Low	Dividends Paid
First quarter	$17.00	$15.19	$0.27
Second quarter	18.25	17.10	0.27
Third quarter	17.50	15.10	0.27
Fourth quarter	15.55	12.30	0.27
			$1.08

2010 Per Share

	High	Low	Dividends Paid
First quarter	$17.00	$15.19	$0.27
Second quarter	18.75	16.75	0.27
Third quarter	17.50	16.50	0.27
Fourth quarter	18.40	16.50	0.27
			$1.08

Franklin Financial
Services Corporation

P.O. BOX 6010 · CHAMBERSBURG, PA 17201 · 888.264.6116 · WWW.FRANKLINFIN.COM